Analog Devices, Inc.

One Analog Way

Wilmington, MA 01887

August 16, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Analog Devices, Inc.
Registration Statement on Form S-4
File No. 333-273607
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Analog Devices, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-273607) (the “Registration Statement”), so that it may become effective at 4:00 p.m., Washington, D.C. time, on August 18, 2023, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff.

The Company hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Analog Devices, Inc.

By:	/s/ Janene I. Asgeirsson
	Name:	Janene I. Asgeirsson
	Title:	Chief Legal Officer, Chief Risk Officer and Corporate Secretary

cc:	Craig Hilts, Wilmer Cutler Pickering Hale and Dorr LLP